Exhibit 99.1

Seanergy Maritime Announces Additional $5 Million Buyback of Convertible Notes

Total Completed Buybacks of $21.6 million to date

January 19, 2022 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today an aggregate of $5 million in buyback and partial elimination of the outstanding convertible note (the “Note”), utilizing 50% of its second share repurchase plan (the “Plan”).
As previously announced and following the full completion of the first share repurchase plan, the Board of Directors authorized the additional Plan, under which the Company might repurchase up to an additional $10 million of its common shares, convertible notes or warrants.

The Note carries a 5.5% coupon, has a $1.20 per share conversion price and is held by Jelco Delta Holding Corp. (“Jelco”). Based on the conversion price, the buyback is preventing potential dilution of 4.17 million shares. Seanergy will realise annual interest savings of $275,000 as a result of the deleveraging effect of the prepayment. Moreover, the Company’s cash sweep obligations for 2022 under its outstanding loan and Note with Jelco have been waived.

The Company expects to record a non-cash accounting loss of approximately $1.5 million in the first quarter of 2022, associated with the accounting treatment of the Note. Nonetheless, the prepayment will have a positive impact on the income statement for 2022-24 through the elimination of non-cash charges of an average of $0.5 million per year.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am pleased to announce another repurchase of the Company within a very short period of time. These buybacks reflect our strong confidence in the Company and the Capesize market. We firmly believe that both the current levels of our share price and the conversion price of the Notes are lagging far behind the true value of the Company.

“We remain committed to enhancing shareholder value. In this context, we further reduce our financial leverage and diminish the potential dilution from outstanding share-linked instruments, eliminating legacy overhang on our share price. At the same time, our interest expense is expected to further decline following the prepayment, benefiting the daily cash break-even of the fleet.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of 11.7 years and aggregate cargo carrying capacity of approximately 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com